Exhibit 99.1
Glass House Brands Reports Preliminary Unaudited First Quarter Financial Results, Updates FY2026 Guidance and Schedules Earnings Conference Call
LONG BEACH, Calif. and TORONTO, April 28, 2026 — Glass House Brands Inc. ("Glass House") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF) today announced preliminary and unaudited financial results for the first quarter ended March 31, 2026 and an update to full year 2026 financial guidance.
For the first quarter ended March 31, 2026, the Company anticipates:
•Net Revenues of $40 million, ahead of guidance of $39 million and compared to $39 million in the fourth quarter of 2025 and $45 million in the first quarter of 2025.
•Gross Profit Margin of 25%, below guidance of 29% and compared to 34% in the fourth quarter of 2025 and 45% in the first quarter of 2025.
•Biomass Production of 151,000 lbs., ahead of guidance of 138,000 lbs.
•Period Ending cash of $27 million.
For full year 2026, the Company anticipates:
•Net revenues to be between $235 million dollars and $245 million dollars, in line with prior guidance.
•Gross Profit Margin to be in the mid 40% range, down from prior guidance of approximately 48%.
•Average Selling Price to be in the mid $180 per pound range, in line with prior guidance.
•Cost of Production to be approximately $111 per pound, compared to prior guidance of roughly $100.
•Adjusted EBITDA in the high $30 million dollar range, compared to prior guidance in the high $40 million range.
•Biomass Production of approximately 1,000,000 lbs., in line with prior guidance.
•Period Ending Cash to be in the low $40 million dollar range, compared to prior guidance of $50 million.
•The Company’s long-term $95 cost of production target remains intact, with expectations to achieve this level on a quarterly basis this year.
Guidance for the period does not include contributions from hemp sales or any other product sale outside the state of California, the completion of and contributions from the company’s outstanding California retail Joint Venture or the cash conversion of any of the outstanding warrants.
Conference Call Details:
The Company will report financial results for the first quarter ended March 31, 2026, on Wednesday May 13, 2026, after market close. The Company will host a conference call to discuss the results at 5:00 p.m. Eastern Time the same day.
Participants can find the live webcast here or on the Glass House Brands website. The webcast will be archived for approximately 30 days. Participants interested in dialing in can call 1.800.715.9871 or 1.646.307.1963 and type in the Conference ID 1950615 when the line is picked up. A replay of the call will be available here. The Company also posts all historical earnings call webcast audio files, call transcripts, financial statements, and management discussions and analyses here.

About Glass House Brands
Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.
Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or Glass House’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, statements regarding the completion of the proposed joint venture with Vireo and the anticipated benefits thereof . All forward-looking statements, including those herein, are qualified by this cautionary statement. Although Glass House believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Glass House’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and in Glass House’s Form 40-F available on EDGAR at www.sec.gov. For more information on Glass House, investors are encouraged to review Glass House’s public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. Glass House disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.
For further information, please contact:
Glass House Brands Inc.
Jon DeCourcey, Vice President of Investor Relations
T: (781) 724 6869
E: ir@glasshousebrands.com
Investor Relations Contact:
KCSA Strategic Communications
Phil Carlson
T: 212-896-1233
E: GlassHouseIR@kcsa.com